UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 20)*

Empire Resorts, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value Per Share (Title of Class of Securities)

292052107

(CUSIP Number)

Steven L. Wilner, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 212-225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  292052107

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Kien Huat Realty III Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Isle of Man

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	29,514,606
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	29,514,606

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	29,514,606

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	X

13.	Percent of Class Represented by Amount in Row (11)	88.6%(2)

14.	Type of Reporting Person (See Instructions)	CO

1 This includes 28,914,606 shares of common stock, par value $.01 per share (the “Common Stock”) of Empire Resorts, Inc. (the “Issuer”) and 600,000 shares of Common Stock into which the Series F Preferred Stock beneficially owned by the reporting person can currently be converted.

2 Calculated on a the basis of a total of 33,317,491 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 and 600,000 shares of Common Stock into which the Preferred Stock beneficially owned by the reporting persons can currently be converted ).

CUSIP No.  292052107

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Lim Kok Thay

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	29,514,606
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	29,514,606

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	29,514,606

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	X

13.	Percent of Class Represented by Amount in Row (11)	88.6(2)

14.	Type of Reporting Person (See Instructions)	IN

3 This includes 28,914,606 shares of Common Stock and 600,000 shares of Common Stock into which the Preferred Stock beneficially owned by the reporting person can currently be converted.

4 Calculated on a the basis of a total of 33,317,491 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 and 600,000 shares of Common Stock into which the Preferred Stock beneficially owned by the reporting persons can currently be converted.

This Amendment No. 20 (this “Amendment No. 20”) amends and supplements the Schedule 13D filed by Kien Huat Realty III Limited (“Kien Huat”) and Lim Kok Thay (“Mr. Lim” and, together with Kien Huat, the “Reporting Persons”) with the Securities and Exchange Commission on August 27, 2009, as previously amended (the “Schedule 13D”), relating to the common stock, par value $.01 per share (the “Common Stock”) of Empire Resorts, Inc. (the “Issuer”). All capitalized terms used in this Amendment No. 20 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Items 4, 5 and 6 are hereby amended and supplemented to add the following:

Item 4. Purpose of Transaction

On November 6, 2018, Kien Huat and the Issuer entered into the Commitment Letter (as defined in Amendment No. 19 to the Schedule 13D). On November 9, 2018, Kien Huat and the Issuer entered into an amended and restated commitment letter (the “Amended and Restated Commitment Letter”), which amended and restated the Commitment Letter in its entirety.

The Amended and Restated Commitment Letter amended the Commitment Letter to provide that the amended and restated certificate of designations (the “Amended and Restated Certificate of Designations”) for the Series F Convertible Preferred Stock (the “Preferred Stock”) will prohibit the Issuer from issuing, upon conversion of the Preferred Stock, a number of shares of Common Stock which, when aggregated with any shares of Common Stock previously issued upon conversion of the Preferred Stock, would exceed 19.99% of the Issuer’s then-issued and outstanding Common Stock (the “Conversion Limitation”) and that holders of the Preferred Stock may not vote shares of Preferred Stock to the extent shares of Common Stock issued upon conversion of that Preferred Stock would exceed Conversion Limitation (the “Voting Limitation”). The Voting Limitation and the Conversion Limitation will be removed from any existing shares of Preferred Stock and will not apply to any future shares of Preferred Stock following the receipt by the Issuer of stockholder approval. The Board of Directors of the Issuer, including each director that is independent of Kien Huat (i.e., the directors that were not nominated by Kien Huat), has voted to approve removal of the Conversion Limitation and Stockholder Limitation and recommend that the shareholders of the Issuer approve the same. Kien Huat, as holder of a majority of the shares of the Issuer entitled to vote, will execute a written consent to approve the removal of the Voting Limitation and Conversion Limitation, and the Company has agreed in the Amended and Restated Commitment Letter to file an information statement with the Securities and Exchange Commission with respect to such consent by no later than November 30, 2018.

Pursuant to the Amended and Restated Commitment Letter, the Issuer requested that Kien Huat subscribe for 120 shares of the Issuer’s Series F Preferred Stock (the “Preferred Stock”) for consideration of $100,000 per share (the “Stated Value”), in the aggregate amount of $12,000,000. On November 13, 2018, the Issuer and Kien Huat entered into a subscription agreement (the “Subscription Agreement”) in connection with Kien Huat’s subscription for that Preferred Stock.

Pursuant to an amended and restated certificate of the designations, powers, preferences and rights of the Series F Convertible Preferred Stock executed on November 9, 2018 (the “Certificate of Designations”), Kien Huat, as a holder of Preferred Stock, is entitled to receive dividends equal (on an as-if-converted-to-Common-Stock basis) to and in the same form as dividends actually paid on shares of the Common Stock, when, as and if such dividends are paid on shares of the Common Stock. Subject to the Voting Limitation, Kien Huat shall also be entitled to vote on all matters submitted to the vote of the holders of Common Stock on an as-converted basis and not as a separate class, except as required by law.

The Certificate of Designations provides that the price per share of Preferred Stock will be $100,000 (the “Stated Value”). Subject to the Conversion Limitation, the Preferred Stock will be convertible to Common Stock of the Issuer as follows:

•	At any time prior to December 31, 2038 (the “Maturity Date”), the Preferred Stock is convertible in whole or in part, at the option of the holder of the Preferred Stock, into shares (the “Conversion Shares”) of Common Stock in such amount equal to the Stated Value divided by $20.00 (the “Conversion Price”) multiplied by the number of shares of Preferred Stock being converted. The conversion price is subject to certain customary adjustments.
•	If the holder of Preferred Stock has not given notice of conversion prior to the Maturity Date, each share of Preferred Stock that is outstanding on the Maturity Date shall automatically be converted into that number of shares of Common Stock determined by dividing the Stated Value by the 90-day volume-weighted average price for a share of Common Stock for the period ending the day immediately prior to the Maturity Date.

References to and descriptions of the Commitment Letter, the Amended and Restated Commitment Letter, the Subscription Agreement, and the Certificate of Designations do not purport to be complete and are qualified in their entirety by reference to the actual documents, which are filed as Exhibits 13, 14, 15 and 16 hereto, respectively, and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

The disclosure set forth under Item 4 of this Amendment No. 20 is incorporated herein by reference.

(a-b) As of the date hereof, the Reporting Persons may be deemed to share beneficial ownership of 29,514,606 shares of Common Stock, representing approximately 88.6% of the outstanding Common Stock (calculated on the basis of a total of 33,317,491 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 and 600,000 shares of Common Stock into which the Preferred Stock beneficially owned by the reporting persons can currently be converted).

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure set forth under Item 4 of this Amendment No. 20 is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Exhibit 13

Commitment Agreement by and between Kien Huat Realty III Limited and Empire Resorts, Inc. as amended and restated by the Amended and Restated Commitment Agreement, dated as of November 9, 2018, by and between Kien Huat Realty III Limited and Empire Resorts, Inc.

Exhibit 14	Subscription Agreement, dated as of November 13, 2018, by and between Kien Huat Realty III Limited and Empire Resorts, Inc.

Exhibit 15	Amended and Restated Certificate of Designations for the Series F Convertible Preferred Stock, dated as of November 9, 2018,

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2018

Kien Huat Realty III Limited By: /s/ Gerard Lim Name: Gerard Lim Title: Director

/s/ Lim Kok Thay by Gerard Lim
Lim Kok Thay

EXHIBIT INDEX

Exhibit Index	Description

Exhibit 1	Joint Filing Agreement, dated as of August 27, 2009, by and between Lim Kok Thay and Kien Huat Realty III Limited.

Exhibit 2	Investment Agreement, dated as of August 19, 2009, by and between Empire Resorts, Inc. and Kien Huat Realty III Limited (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 3	Stockholder Voting Agreement, dated as of August 19, 2009, by and among Empire Resorts, Inc., Kien Huat Realty III Limited and the stockholders signatory thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 4	Registration Rights Agreement, dated as of August 19, 2009, by and between Empire Resorts, Inc. and Kien Huat Realty III Limited (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 5	Custody Agreement, dated as of August 19, 2009, by and between Kien Huat Realty III Limited and JPMorgan Chase Bank, National Association, as Custodian (incorporated by reference to Exhibit 5 to Schedule 13D filed on August 27, 2009).

Exhibit 6	Standby Purchase Agreement dated as of April 12, 2013, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 6 to Amendment No. 8 to Schedule 13D filed on April 15, 2013).

Exhibit 7	Standby Purchase Agreement dated as of January 2, 2015, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on January 5, 2015).

Exhibit 8	Standby Purchase Agreement dated as of December 31, 2015, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on January 4, 2016).

Exhibit 9	Letter Agreement dated February 17, 2016, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on February 18, 2016).

Exhibit 10	Note Exchange Agreement, dated as of December 28, 2017, among Empire Resorts, Inc., Montreign Holding Company, LLC, and Kien Huat Realty III Limited (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by the Issuer on January 3, 2018).

Exhibit 11	Amendment to Commitment Agreement, dated as of December 28, 2017, by and between Empire Resorts, Inc., and Kien Huat Realty III Limited (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on January 3, 2018).

Exhibit 12	Amendment to Letter Agreement, dated as of December 28, 2017, by and between Empire Resorts, Inc., and Kien Huat Realty III Limited (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Issuer on January 3, 2018).

Exhibit 13	Commitment Agreement by and between Kien Huat Realty III Limited and Empire Resorts, Inc. as amended and restated by the Amended and Restated Commitment Agreement, dated as of November 9, 2018, by and between Kien Huat Realty III Limited and Empire Resorts, Inc..
Exhibit 14	Subscription Agreement, dated as of November 13, 2018, by and between Kien Huat Realty III Limited and Empire Resorts, Inc.
Exhibit 15	Amended and Restated Certificate of Designations for the Series F Convertible Preferred Stock, dated as of November 9, 2018,